UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey   KT13 0TT, Great Britain

(Address of principal executive offices)

1. News Release October 24:  Warrants acquired by Directors

2. News Release October 27: Nalunaq Gold Mine campsite flooding incident now under control

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

 No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816

(Registrant)

Date: October 27, 2003:       /s/ Frederic Puistienne

                                                      Frederic Puistienne, C.F.O.

DATE: OCTOBER 24th, 2003

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Warrants acquired by Directors

LONDON, United Kingdom, DATE October 24th, 2003, Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF.PK):  Crew has granted 1.5 million warrants to Directors for a total cash consideration of CAD 105,000. Maturity is 24 October 2004, strike price is CAD 0.90 per share, and the premium paid is CAD 0.07 per warrant.

Hans Christian Qvist, Director and Chairman of Crew, will pay CAD 49,000 to Crew in exchange for Crew granting to Mr. Qvist the right to purchase 700,000 common shares from Crew on October 24, 2004 for CAD 0.90 per share. As a result of the above mentioned transaction, Mr. Qvist`s exposure was increased by 700,000 shares to a total of 3,450,000 Crew shares, including all forward contracts, warrants, common shares and options.

Jan Anders Vestrum, Director and Chief Executive Officer of Crew, will pay CAD 56,000 to Crew in exchange for Crew granting to Mr. Vestrum the right to purchase 800,000 common shares from Crew on October 24, 2004 for CAD 0.90 per share. As a result of the above mentioned transaction, Mr. Vestrum`s exposure was increased by 800,000 shares to a total of 7,650,000 Crew shares, including all forward contracts, warrants, common shares and options.

Jan A. Vestrum

President & CEO

For more information please contact Investor Relations Manager Truls Birkeland at Crew's Oslo Office (TEL +47 2212 1650), or our UK Head Office  (TEL +44 1932 268 755), or by email to IR@crew.no .For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewdev.com

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

DATE: OCTOBER 27th, 2003

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Nalunaq Gold Mine campsite flooding incident now under control

LONDON, United Kingdom, DATE October 27th, 2003, Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF.PK):  Crew would like to inform the market that there has been a flooding incident at the Nalunaq camp site, and that it was brought under control Saturday afternoon using on-site earth-moving equipment to divert the water. The flooding incident only affected the campsite and access roads, not the mine itself. Access to the mine is at 350 meters above sea level, whereas the valley floor and the campsite are all at approximately 230 meters above sea level. The local flooding was caused by abnormal amounts of rain, in excess of previous record highs, over the preceding 48 hours. The situation occurred in part because the campsite is under construction, and proper flood-prevention and drainage had not yet been established.

At no time was the situation seen as posing any imminent threat to the safety of on-site personnel. 32 miners and construction workers from Canada, Greenland and Denmark were on site at the time of the flooding. As fresh water supply, sanitary systems and electricity supply was effected by the flooding it was Sunday morning, for practical reasons, decided to lift out personnel that would not directly be involved in the restoration work on the access roads. Electricity and fresh water supply was restored during Sunday.

The initial assessment indicates no damage to buildings and only limited damage to other key camp facilities. The area that was affected was predominantly the access road between the campsite and the port.

The company will seek to construct the mine and all associated infrastructure in such a way that weather conditions should generally not affect the operation in any material way. However, the company’s operational and financial planning is based on several years of weather monitoring data and statistics, and allows for operations to be suspended in shorter periods of time during extreme weather conditions as experienced this weekend.

Based on the initial assessment by on-site technical staff, this incident is not expected to cause any significant change to the current operational plans.

Jan A. Vestrum

President & CEO

For more information please contact Investor Relations Manager Truls Birkeland at Crew's Oslo Office (TEL +47 2212 1650), or our UK Head Office  (TEL +44 1932 268 755), or by email to IR@crew.no .For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewdev.com

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.